                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934





                              HTTP TECHNOLOGY, INC.
       ------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.001
       ------------------------------------------------------------------
                         (Title of Class of Securities)


                                   404342-10-7
       ------------------------------------------------------------------
                                 (CUSIP Number)


                              Stefan Allesch-Tayor
                              HTTP Technology, Inc.
                               46 Berkeley Square
                         London W1J 5AT, UNITED KINGDOM
                               011-44-207-598-4070

                                    Copy to:
                             Steven R. Berger, Esq.
                   Salans Hertzfeld Heilbronn Christy & Viener
                                620 Fifth Avenue
                               New York, NY 10020
                                  212-632-5508
       ------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 March 13, 2002
       ------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box |_|


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CUSIP NO.  404342-10-7                                        Page 2 of 5 Pages

-------- -------------------------------------------------------------------------------------------------------------
1)       Names of Reporting Person.                     STEFAN ALLESCH-TAYLOR
         Identification No. of
         Above Person (entities only)
-------- -------------------------------------------------------------------------------------------------------------
2)       Check the Appropriate Box if a
         Member of a Group
         (See Instructions)                   (a)   |_|
                                                    ------------------------------------------------------------------
                                              (b)   |X|
-------- -------------------------------------------------------------------------------------------------------------
3)       SEC Use Only
-------- -------------------------------------------------------------------------------------------------------------
4)       Source of Funds
         (See Instructions)                   OO
-------- -------------------------------------------------------------------------------------------------------------
5)       Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)
-------- -------------------------------------------------------------------------------------------------------------
6)       Citizenship or Place of
         Organization                                                      UNITED KINGDOM
------------------------ ------- -------------------------------------------------------------------------------------
Number of Shares         (7)     Sole Voting Power                         4,514,476 SHARES
Beneficially Owned by    ------- -------------------------------------------------------------------------------------
Each Reporting Person    (8)     Shared Voting Power                       36,006,450 SHARES(1)
With                     ------- -------------------------------------------------------------------------------------
                         (9)     Sole Dispositive Power                    4,514,476 SHARES
                         ------- -------------------------------------------------------------------------------------
                         (10)    Shared Dispositive Power                  36,006,450 SHARES(1)
-------- -------------------------------------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each                       40,520,926
         Reporting Person
-------- -------------------------------------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)
-------- -------------------------------------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row
         (11)                                                              70.0%(2)
-------- -------------------------------------------------------------------------------------------------------------
14)      Type of Reporting Person
         (See Instructions)                                                CO
-------- -------------------------------------------------------------------------------------------------------------

----------------------------
(1) Consists of 36,006,450 directly owned by STG Holdings, Plc.
(2) Based upon 57,868,083 shares of Common Stock outstanding as of February 1, 2002.


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CUSIP NO.  404342-10-7                                        Page 3 of 5 Pages


ITEM 1.           SECURITY AND ISSUER

                  The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the "Common Stock"), of HTTP Technology, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer is 46 Berkeley Square, London W1J 5AT, United Kingdom.

ITEM 2.           IDENTITY AND BACKGROUND

                  (a) The name of the person filing this statement is Stefan Allesch-Taylor.

                  (b) Mr. Allesch-Taylor's business address is HTTP Technology, Inc., 46 Berkeley Square, London W1J 5AT, United Kingdom.

                  (c) Mr. Allesch-Taylor's present principal occupation is Chief Executive Officer of the Issuer at the address listed in paragraph (b) above.

                  (d) During the last five years, Mr. Allesch-Taylor has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

                  (e) During the last five years, Mr. Allesch-Taylor has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which subjected him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (f) Mr. Allesch-Taylor is a citizen of the United Kingdom.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Mr. Allesch-Taylor used $11,286,190 of his personal funds to make the purchases of shares of the Issuer's Common Stock which are directly owned by him.

ITEM 4.           PURPOSE OF TRANSACTION

                  Except as may be set forth in this Schedule 13D, Mr. Allesch-Taylor does not have any plans or proposal which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted


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CUSIP NO.  404342-10-7                                        Page 4 of 5 Pages


from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) any action similar to those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) Mr. Allesch-Taylor beneficially owns a total of 40,520,926 shares of Common Stock. This represents 70.0% of the issued and outstanding capital stock of the Issuer.

                  (b) Mr. Allesch-Taylor has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of 4,514,476 shares of Common Stock of the Issuer. He has shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition, of 36,006,450 shares of Common Stock by virtue of the fact that he is a director of STG Holdings, Plc, a 62.2% stockholder of the Issuer. For further information on STG Holdings, Plc, please refer to the Schedule 13D of STG Holdings, Plc, filed on January 7, 2000, as amended from time to time.

                  (c) On March 13, 2002, Mr. Allesch-Taylor made the following purchases of Common Stock:

                        OWNER                    NUMBER OF SHARES             PRICE PER SHARE
                        -----                    ----------------             ---------------
             Westminster Nominees, Ltd.                15,314                       2.50
             Oxford Capital, Ltd.                      48,104                       2.50
             Societe Privee Nominees, Ltd.          2,415,732                       2.50
             Finsbury Nominees, Ltd.                1,313,326                       2.50
             Phoenix Trust Company                    422,000                       2.50
             Palamon (Gestion) S.A.                   300,000                       2.50

                  (d) Not applicable

                  (e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  None.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  None.


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CUSIP NO.  404342-10-7                                        Page 5 of 5 Pages


                                    SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, I hereby certify that the information set forth in the statement is true, complete and correct.

Dated as of March 20, 2002

                                       /s/ Stefan Allesch-Taylor
                                      ------------------------------------------
                                      Name:    Stefan Allesch-Taylor